EXHIBIT 99.2

EXECUTIVE OFFICERS OF CASCADE INVESTMENT, L.L.C.

Exhibit 99.2 sets forth the following information with respect to each executive officer of Cascade Investment, L.L.C. (“Cascade”): (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. The address of Cascade’s principal place of business is 2365 Carillon Point, Kirkland, Washington 98033.

Name	Business Address	Present Principal Occupation	Citizenship
Michael Larson	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 USA	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 USA	United States
William H. Gates III	Member Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 USA	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052 USA	United States